Exhibit 10.1

October 31, 2019	Sumitomo Dainippon Pharma Co., Ltd. 6-9, Doshomachi 2-chome, Chuo-ku, Osaka 541-0045, Japan Phone: (81) 6 (6203) Telefax: (81) 6 (6203)
Dear Myovant Sciences Board Members:
Sumitomo Dainippon Pharma, Co., Ltd. (DSP) proposes to obtain the approval of the Myovant Sciences Ltd. (Myovant) Board of the transactions described in the publicly announced Memorandum of Understanding entered into by Roivant Sciences Ltd. (Roivant) and DSP. As provided in the Memorandum of Understanding, DSP, or an entity that will become a subsidiary of DSP (DSP or such entity, the Acquiring Entity), will acquire Roivant’s ownership interest in Myovant and become a significant shareholder of Myovant (the Transactions). We believe that Myovant Board approval of the Transactions would be beneficial to both Myovant and DSP and would signal to each of our various stakeholders the mutual outstanding benefits to be derived as a result of the Transactions.
In this regard, and in order to induce DSP to enter into the Transactions and Myovant to approve the Transactions, DSP and Myovant agree that the following actions will be taken and announced concurrently with the signing of the Roivant: DSP definitive agreements (the Definitive Agreements) pursuant to an agreed upon communication plan:
Myovant Board Approval: The Myovant Board has approved:

•	the terms in this letter agreement and has delegated authority to management to execute and deliver, this letter agreement;

•
the Transactions, including the transactions through which the Acquiring Entity will acquire Roivant’s interest in Myovant, for purposes of Bye-law 74 of the Fourth Amended and Restated Bye-Laws of Myovant;

•
subject to and at or prior to the completion of the Transactions (the Closing), the appointment of the Acquiring Entity’s director designees to the Myovant Board as described below and a determination that such appointment does not constitute a Change of Control under Myovant’s 2016 Equity Incentive Plan.

DSP’s Anticipated Ownership of Myovant and Board Membership: Myovant understands that Roivant has committed in the Definitive Agreements that, at or prior to the Closing, Roivant will ensure that the Acquiring Entity will obtain more than 50% of the outstanding shares of Myovant by purchasing additional Myovant shares at prices not below market trading prices and delivering such shares, or voting rights with respect thereto, to the Acquiring Entity. Roivant and the Myovant Board will also cooperate to (i) replace the three Roivant-selected directors serving on the Myovant Board with three DSP-selected directors, (ii) replace two of the Independent Directors on the Nominating and Corporate Governance Committee with directors selected by DSP, and (iii) replace one of the Independent Directors on the Compensation Committee, with a director selected by DSP.
Loan Agreement: At or promptly following the Closing, Myovant and DSP will enter into a secured low-interest Loan Agreement under which DSP will commit to provide Myovant a five-year term loan facility of US$350 million on mutually agreed terms with amounts under the facility to be drawn not more often than quarterly and to be used solely to fund Myovant’s working capital needs (the Loan Facility). The total interest rate on the Loan Facility will be in the single digits subject to further transfer pricing analysis. All amounts drawn under the Loan Facility will be subject to customary conditions precedent and pre-approval by Myovant’s Board of Myovant’s proposed quarterly working capital needs. Myovant will provide DSP with the Board-approved budgets for Myovant on an annual basis and, to the extent revised, before any amounts under the Loan Facility are funded to Myovant. No repayments shall be due from Myovant under the Loan Agreement until the end of the Loan Facility term.
Access to Commercial Infrastructure: Following the Closing and upon Myovant’s request, DSP and Myovant will discuss, in a good faith, terms upon which DSP will provide Myovant with access to DSP’s U.S. commercial infrastructure and operational support so as to leverage Myovant’s path toward product commercialization and operational efficiencies.
Pre-Closing Operating Covenants: Myovant understands that there are certain interim operating covenants contained in the Definitive Agreements that relate to Myovant. Upon DSP’s and Roivant’s execution of the Definitive Agreements and until the Closing (as defined in the Definitive Agreements), Myovant will reasonably assist and reasonably cooperate with Roivant in complying with the interim operating covenants contained in the Definitive Agreements that relate to Myovant.
Myovant Bye-Law Amendment: At or prior to the Closing, the Myovant Bye-Laws will be amended to (i) remove the requirement that each of the Nominating and Corporate Governance Committee and the Compensation Committee be made up solely of Independent Directors (provided that the Audit Committee shall continue to be made up solely of Independent Directors); and (ii) provide that after the Trigger Date (as defined in the Myovant Bye-Laws), the Board delegates all of its rights to fix the size of the Board and fill vacancies on the Board to the Nominating and Corporate Governance Committee, other than three Independent Directors to serve on the Myovant Board and their direct or indirect successors.
Investor Rights Agreement: At the Closing, Myovant and the Acquiring Entity will enter into an Investor Rights Agreement that contains the following provisions:

1.
Registration and Information Rights. Myovant will provide the Acquiring Entity with customary registration rights and, subject to customary confidentiality provisions, customary information rights. The Acquiring Entity will hold such rights until such time as it and its affiliates collectively hold less than 10% of Myovant’s outstanding shares.

2.
DSP Membership on Nominating and Governance Committee and Compensation Committee; Approval of Bye-Law Amendment. At all times that DSP and its affiliates (including the Acquiring Entity) hold 50% or more of the outstanding shares of Myovant (the Ownership Threshold) (i) the Nominating and Corporate Governance Committee shall comprise two DSP-selected directors and one Independent Director, (ii) the Compensation Committee shall comprise one DSP-selected director and two Independent Directors, and (iii) the Bye-Law pursuant to which the Board delegates its right to Nominating and Governance Committee will not be revised without prior written consent by DSP.

3.	Independent Directors and Audit Committee: Following the Closing, and at all times that the Ownership Threshold is satisfied:

•
The Myovant Board will include a minimum of three directors who each meet the definition of “independent director” as is required by New York Stock Exchange rules, who are independent of DSP and the Acquiring Entity (the Independent Directors) and at least one of which is a financial expert. DSP agrees that following the Closing and provided that the existing Independent Directors serving on the Myovant Board continue to satisfy the requirements to serve as an independent director, the term of the current independent directors serving on the Myovant Board will continue.

•	The Independent Directors will comprise the Audit Committee of the Myovant Board.

•
DSP will vote its shares in connection with each election of Independent Directors in the same proportion as the shares held by shareholders other than DSP and its subsidiaries and will not, with respect to the election of Independent Directors engage in any solicitation of proxies.

4.
Myovant Actions Requiring Independent Director Approval: Until such time as DSP or its subsidiaries hold less than 35% of the outstanding shares of Myovant and its subsidiaries will not be permitted to cause Myovant to take or commit to taking the following actions without prior approval of the Independent Directors:

•
participation in specified “related-party transactions” between Myovant and DSP or any affiliate of DSP including use of DSPs commercial infrastructure (other than pursuant to the Loan Agreement in accordance with its terms);

•	any amendment of Myovant’s Certificate of Incorporation, Memorandum of Association, Board Committee Charters or Bye-Law amendments that would remove the Independent Directors, cause the appointment of any member of the Audit Committee who is not an Independent Director or change the right of the Independent Directors to approve the “related-party transactions” discussed above; or

•
making any modification of or causing Myovant to waive any rights under the Loan Agreement or the Investor Rights Agreement to expand DSP’s or the Acquiring Entity’s, as the case may be, rights thereunder.

5.
Standstill: Until such time as DSP or its subsidiaries hold less than 35% of the outstanding shares of Myovant, any transaction proposed by DSP or its controlled affiliates that would cause DSP or its subsidiaries to hold beneficial ownership of greater than 60% of the outstanding voting power of Myovant must be either (i):

•
made on a confidential basis to the Independent Directors; provided that after the three year anniversary of the Closing, this requirement will only require a period of confidential discussions with the Independent Directors prior to making a public announcement thereof and shall except disclosures that are required by law;

•	until the three-year anniversary of the Closing, subject to approval by a majority of the Independent Directors, and

•	subject to a non-waivable condition requiring approval or acceptance by the holders of a majority of the Myovant shares voting and that are not beneficially owned by DSP or its affiliates;

•	or (ii) effected under the circumstances set forth in Section 74.1(b)(ii) of Myovant’s Bye-Laws.
Roivant has agreed with DSP to cooperate to effect the foregoing actions that may require action by Roivant, and as such, Roivant is to be a deemed a beneficiary of the terms of this letter.
We are very pleased to join teams with Myovant as we work together to ensure the commercial success of relugolix and the growth of Myovant.
Sincerely Yours,
/s/ Hiroshi Nomura
Hiroshi Nomura
Representative Director,
President and CEO

ACCEPTED AND AGREED
MYOVANT SCIENCES LTD.
By: /s/ Marianne L. Romeo
Name: Marianne L. Romeo
Title: Head, Global Transaction & Risk Management